UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25
SEC FILE NUMBER
001-33034
NOTIFICATION OF LATE FILING
CUSIP NUMBER
356390104

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:     December 31, 2022
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Freedom Holding Corp.
Full Name of Registrant

n/a
Former Name if Applicable

“Esentai Tower” BC, Floor 7, 77/7 Al Farabi Ave
Address of Principal Executive Office (Street and Number)

Almaty, Kazakhstan 050040
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N_CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file its Form 10-Q for the quarterly period ended December 31, 2022 by the prescribed due date for the reasons described below.

During the course of preparing the Registrant’s financial statements as of and for the three months ended December 31, 2022, based on inquiries from the Registrant’s recently appointed independent registered public accounting firm, the Registrant’s management identified that interest generated on margin loans had been reported incorrectly in the Registrant’s consolidated statements of operations for prior periods. In particular, in the consolidated statements of operations in previously issued financial statements, interest income generated on margin loans was presented as part of fee and commission income whereas it should have been presented as part of interest income. The Registrant notes that such classification errors in the statements of operations did not affect the Registrant’s net income or any per-share amounts and did not affect the balance sheet or the cash flow statement.

The Registrant is currently completing its financial statements as of and for the three months ended December 31, 2022 and has been in the process of evaluating deficiencies identified in connection with its assessment of the effectiveness of the design and operation of its disclosure controls and procedures under the 2013 framework of the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2022. As a result of the time required to evaluate the impact of these matters on the Registrant’s financial statements as of and for the three months ended December 31, 2022 and its previously filed financial statements, the Registrant was unable, without unreasonable effort or expense, to file its Form 10-Q by the prescribed due date of February 9, 2023.

PART IV -- OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

        Evgeniy Ler            +7 727            311-1064
        (Name)            (Area Code)            (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
    ☑ Yes    ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Freedom Holding Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 10, 2023	By:	/s/ Evgeniy Ler
Evgeniy Ler
Chief Financial Officer